SECURITIES AND EXCHANGE COMMISSION
      Washington, D.C. 20549

      Form 6-K
       Report of Foreign Issuer
       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended 04 July 2008

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

Exhibit 1.1 Transaction in Own Shares released on 2 June 2008
Exhibit 1.2 Transaction in Own Shares released on 3 June 2008
Exhibit 1.3 Transaction in Own Shares released on 4 June 2008
Exhibit 1.4 Transaction in Own Shares released on 5 June 2008
Exhibit 1.5 Transaction in Own Shares released on 6 June 2008
Exhibit 1.6 Transaction in Own Shares released on 9 June 2008
Exhibit 1.7 Transaction in Own Shares released on 10 June 2008
Exhibit 1.8 Director/PDMR Shareholding released on 10 June 2008
Exhibit 1.9 Transaction in Own Shares released on 11 June 2008
Exhibit 2.0 Transaction in Own Shares released on 12 June 2008
Exhibit 2.1 Transaction in Own Shares released on 13 June 2008
Exhibit 2.2 Director/PDMR Shareholding released on 13 June 2008
Exhibit 2.3 Transaction in Own Shares released on 16 June 2008
Exhibit 2.4 Transaction in Own Shares released on 17 June 2008
Exhibit 2.5 Transaction in Own Shares released on 18 June 2008
Exhibit 2.6 Transaction in Own Shares released on 19 June 2008
Exhibit 2.7 Transaction in Own Shares released on 20 June 2008
Exhibit 2.8 Transaction in Own Shares released on 23 June 2008
Exhibit 2.9 Transaction in Own Shares released on 24 June 2008
Exhibit 3.0 Transaction in Own Shares released on 25 June 2008
Exhibit 3.1 Director/PDMR Shareholding released on 25 June 2008
Exhibit 3.2 Transaction in Own Shares released on 26 June 2008
Exhibit 3.3 Transaction in Own Shares released on 30 June 2008
Exhibit 3.4 Total Voting Rights released on 30 June 2008
Exhibit 3.5 Director/PDMR Shareholding released on 1 July 2008
Exhibit 3.6 Transaction in Own Shares released on 2 July 2008
Exhibit 3.7 Transaction in Own Shares released on 3 July 2008
Exhibit 3.8 Transaction in Own Shares released on 4 July 2008
Exhibit 3.9 Director/PDMR Shareholding released on 4 July 2008
Exhibit 4.0 Director/PDMR Shareholding released on 4 July 2008
Exhibit 4.1 Blocklisting Interim Review released on 4 July 2008
Exhibit 4.2 Blocklisting Interim Review released on 4 July 2008

Exhibit 1.1

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 2 June 2008

BP p.l.c. announces that on 30 May 2008, it purchased for cancellation 1,883,000 ordinary shares at prices between 598.50 pence and 613.50 pence per share.
Following the above transaction BP p.l.c. holds 1,906,654,764 ordinary shares in Treasury, and has 18,833,044,231 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 1.2

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 3 June 2008

BP p.l.c. announces that on 2 June 2008, it purchased for cancellation 1,897,000 ordinary shares at prices between 596.50 pence and 607.25 pence per share.
Following the above transaction BP p.l.c. holds 1,906,654,764 ordinary shares in Treasury, and has 18,831,180,531 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 1.3

BP p.l.c. - Transaction in Own Shares
BP p.l.c. -
4
 June 2008

BP p.l.c. announces that on
3
 June 2008, it purchased for cancellation 1,
758
,000 ordinary shares at prices between 59
8.00
 pence and 60
6.50
 pence per share.
Following the above transaction BP p.l.c. holds 1,906,654,764 ordinary shares in Treasury, and has
18,829,451,031

ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 1.4

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 5 June 2008

BP p.l.c. announces that on 4 June 2008, it purchased for cancellation 2,620,000 ordinary shares at prices between 580.50 pence and 598.00 pence per share.
BP p.l.c. also announces that on 4 June 2008 it transferred to participants in its employee share schemes 63
8 ordinary shares at 5
00 pence. These shares were previously held as treasury shares.

Following the above transactions BP p.l.c. holds 1,906,654,126 ordinary shares in Treasury, and has 18,826,854,769 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 1.5

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 6 June 2008

BP p.l.c. announces that on 5 June 2008, it purchased for cancellation 2,210,000 ordinary shares at prices between 576.00 pence and 586.25 pence per share.
Following the above transaction BP p.l.c. holds 1,906,654,126 ordinary shares in Treasury, and has 18,824,689,169 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 1.6

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 9 June 2008

BP p.l.c. announces that on 6 June 2008, it purchased for cancellation 2,164,000 ordinary shares at prices between 580.50 pence and 597.50 pence per share.
Following the above transaction BP p.l.c. holds 1,906,654,126 ordinary shares in Treasury, and has 18,822,590,653 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 1.7

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 10 June 2008

BP p.l.c. announces that on 9 June 2008, it purchased for cancellation 1,928,000 ordinary shares at prices between 582.00 pence and 597.00 pence per share.
Following the above transaction BP p.l.c. holds 1,906,654,126 ordinary shares in Treasury, and has 18,820,697,153 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 1.8

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 10 June 2008

B
P p.l.c. was advised on
10

June
 2008 by Computershare Plan Managers that on
1
0

June

2008 the following Directors of BP p.l.c. and other senior executives (persons discharging managerial responsibilities) acquired in London the number of BP Ordinary Shares (ISIN number GB0007980591) shown opposite their names below at £
5
.
9475
 per share through participation in the BP ShareMatch UK Plan:-

Directors

Dr A.B. Hayward

5
6

shares
Mr I.C. Conn

5
6
 shares

Other
Persons Discharging Managerial Responsibilities

Mrs V. Cox

5
6
 shares
Mr J. Mogford

5
6
 shares
Mr S. Westwell

5
6
 shares

This notice is given in fulfillment of the obligation under DTR 3.1.4(1)(a)R.

Exhibit 1.9

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 11 June 2008

BP p.l.c. announces that on 10 June 2008, it purchased for cancellation 1,458,000 ordinary shares at prices between 584.00 pence and 597.00 pence per share.
Following the above transaction BP p.l.c. holds 1,906,654,126 ordinary shares in Treasury, and has 18,819,265,853 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 2.0

BP p.l.c. - Transaction in Own Shares
BP p.l.c. -
12
 June 2008

BP p.l.c. announces that on
11
 June 2008, it purchased for cancellation
1,485
,000 ordinary shares at
prices between 58
5
.
0
0
 pence and 598.00 pence per share.

BP p.l.c. also announces that on
1
1
 June 2008 it transferred to participants in its employee share schemes
16,149
 ordinary shares at
prices between 350.00 pence and 500.00 pence
. These shares were previously held as treasury shares.

Following the above transactions BP p.l.c. holds 1,906,
637
,
977
 ordinary shares in Treasury, and has 18,
817
,
876
,
094
 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 2.1

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 13 June 2008

BP p.l.c. announces that on 12 June 2008, it purchased for cancellation 1,717,000 ordinary shares at prices between 590.00 pence and 602.00 pence per share.

Following the above transaction BP p.l.c. holds 1,906,637,977 ordinary shares in Treasury, and has 18,816,229,474 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 2.2

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 13June 2008

We were advised on 13 June 2008 by Computershare Plan Managers that the following Directors and senior executive (all persons discharging managerial responsibility in BP p.l.c.)  received the numbers of BP ordinary shares (ISIN number GB0007980591) and at the prices shown opposite their names on 9 June 2008, as a result of reinvestment of dividends on shares held through the BP Sharematch UK and BP Sharematch UK (Overseas) Plans
:-

Directors

Name                                      No. Shares      Price

Dr. A.B. Hayward                    70 shares          £5.9475 per share
Mr. I. C. Conn                         70 shares          £5.9475 per share
Mr A G Inglis                           59 shares          £5.9475 per share

Other Persons Discharging Managerial Responsibility

Name                                      No. Shares      Price

Mr J. Mogford                         70 shares          £5.9475 per share
Mr S Westwell                         3 shares            £5.9475 per share
Mr S Westwell                         5 shares            £5.9672 per share

This notice is given in fulfilment of the obligation under DTR3.1.4(1)(a)R.

Exhibit 2.3

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 16 June 2008

BP p.l.c. announces that on 13 June 2008, it purchased for cancellation 1,907,000 ordinary shares at prices between 581.50 pence and 595.50 pence per share.
Following the above transaction BP p.l.c. holds 1,906,637,977 ordinary shares in Treasury, and has 18,814,357,406 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 2.4

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 17 June 2008

BP p.l.c. announces that on 16 June 2008, it purchased for cancellation 1,370,000 ordinary shares at prices between 579.50 pence and 590.00 pence per share.

BP p.l.c. also announces that on 16 June 2008 it transferred to participants in its employee share schemes 515,769 ordinary shares at a price of 594.25 pence. These shares were previously held as treasury shares.

Following the above transactions BP p.l.c. holds 1,906,122,208 ordinary shares in Treasury, and has 18,813,503,175 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 2.5

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 18 June 2008

BP p.l.c. announces that on 17 June 2008, it purchased for cancellation 1,290,000 ordinary shares at prices between 583.00 pence and 596.00 pence per share.

BP p.l.c. also announces that on 17 June 2008 it transferred to participants in its employee share schemes 2,736 ordinary shares at prices between 545.50 pence and 613.00 pence. These shares were previously held as treasury shares.

Following the above transactions BP p.l.c. holds 1,905,615,567 ordinary shares in Treasury, and has 18,812,721,016 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.              Tel: 020 7496 4632

Exhibit 2.6

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 19 June 2008

BP p.l.c. announces that on 18 June 2008, it purchased for cancellation 1,742,000 ordinary shares at prices between 578.75 pence and 589.75 pence per share.

BP p.l.c. also announces that on 18 June 2008 it transferred to participants in its employee share schemes 15,179 ordinary shares at prices between 350.00 pence and 500.00 pence. These shares were previously held as treasury shares.

Following the above transactions BP p.l.c. holds 1,905,600,388 ordinary shares in Treasury, and has 18,810,994,195 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 2.7

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 20 June 2008

BP p.l.c. announces that on 19 June 2008, it purchased for cancellation 1,740,000 ordinary shares at prices between 570.25 pence and 591.50 pence per share.

Following the above transaction BP p.l.c. holds 1,905,600,388 ordinary shares in Treasury, and has 18,809,301,295 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 2.8

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 2
3
 June 2008

BP p.l.c. announces that on
20
 June 2008, it purchased for cancellation
1,323
,000 ordinary shares at prices between 5
63.50
 pence and
575.00
 pence per share.
Following the above transaction BP p.l.c. holds
1,905,600,388
ordinary shares in Treasury, and has
18,807,999,895
ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 2.9

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 24 June 2008

BP p.l.c. announces that on 23 June 2008, it purchased for cancellation 1,334,000 ordinary shares at prices between 565.25 pence and 576.00 pence per share.
Following the above transaction BP p.l.c. holds 1,905,600,388 ordinary shares in Treasury, and has 18,806,716,595 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 3.0

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 25 June 2008

BP p.l.c. announces that on 24 June 2008, it purchased for cancellation 1,850,000 ordinary shares at prices between 568.50 pence and 581.50 pence per share.

Following the above transaction BP p.l.c. holds 1,905,600,388 ordinary shares in Treasury, and has 18,804,873,495 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 3.1

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 25 June 2008

BP p.l.c. was
 advised
on

24 June
 2008
,
 by
Computershare Plan Managers

that the following
director
s
 and
senior executives (persons discharging managerial responsibility)
received the numbers of BP Ordinary shares
(ISIN number GB0007980591)
shown opposite their names on
19 June
 2008
 @ £
5.
997036

per
Ordinary
share as a
result of reinvestment of dividends on shares held by them in the
BP Deferred Annual Bonus Plan
:-

Ms V. Cox

926
 shares
Mr A. Inglis

232
 shares
Mr J. Mogford

1,008
 shares
Mr S. Westwell

 698
 share
s

Ms V. Cox
 also received
687
 ordinary shares on
19 June
 2008 at £5.
997036
 per share
, as a result of the reinvestment of dividends on shares held by her
 in the BP Long Term Performance Plan (Deferred).

Mr J. Mogford also received
238
 ordinary shares and Mr S. Westwell also received
133
 ordinary shares on
19 June
 2008 at £5.
997036
3 per share, as a result of the reinvestment of dividends on shares held by them.

BP p.l.c. was
further
 informed that

Mr A. Hayward, a director of BP p.l.c., received 1,
024
 ordinary shares
on
19 June
 2008 at £5.
997036
 per share,
as a result of the reinvestment of dividends on shares held by him in the BP Executive Directors Incentive Plan
,

and that
Mr I. Conn, a director of BP p.l.c., received
885
 ordinary shares
on
19 June
 2008 at £5.
997036
 per share,
as a result
 of the reinvestment of dividends on shares held by him in the BP Long Term Performance Plan.
This notice is given in fulfi
lment of the obligations under
D
T
R3.1.4 (1)(a)R.

Exhibit 3.2

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 26 June 2008

BP p.l.c. announces that on 25 June 2008 it transferred to participants in its employee share schemes 21,924 ordinary shares at prices between 350.00 pence and 500.00 pence. These shares were previously held as treasury shares.

Following the above transaction BP p.l.c. holds 1,905,578,464 ordinary shares in Treasury, and has 18,804,895,419 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 3.3

30
th
 June 2008

BP plc

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 30 June 2008
--------------------------

BP share repurchase programme

----------------------

BP plc announces that it has in place a buy-back programme, managed by an independent third party which makes its trading decisions in relation to BP's securities independently of, and uninfluenced by BP. The programme starts on 1 st
 July 2008 and ends on 29
th
 July 2008. The shares purchased on behalf of BP plc are for cancellation
.

The aim of the programme is to reduce the issued share capital of BP plc.

Any acquisitions will be effected within certain pre-set parameters, and in accordance with both BP's general authority to repurchase shares and Chapter 12 of the Listing Rules which requires that the maximum price paid be limited to no more than 105 per cent of the average middle market closing price of BP shares for the 5 dealing days preceding the date of purchase. The company confirms that it currently has no inside information.

Further enquiries:
BP Press Office:
    +44 (0)20 7496 4076

Exhibit 3.4
BP p.l.c.

BP p.l.c. - Total Voting Rights
BP p.l.c. - 30 June 2008

Voting Rights and Capital -
Transparency Directive Disclosure

London

30

June
 200
8

Pursuant to
Disclosure and
Transparency
Rule 5.6
:-

-
T
he issued share capital of BP p.l.c. comprised
1
8
,
8
04
,
9
04
,
767

ordinary shares

par value US$0.25 per share
,
excluding shares held in treasury and those bought back for cancellation
, and 12,706,
252 preference shares, p
a
r value £1 per share.
Both the ordinary shares and the preference shares have voting rights.
  Preference shares have two votes for every £5 in nominal capital held and ordinary shares have one vote for every share held.

- The total number of voting rights in BP p.l.c. is 18,809,987,267. This figure excludes (i) 1,905,600,388 ordinary shares which have been bought back and held in treasury by BP; and (ii) 172,506,274 ordinary shares which have been bought back for cancellation. These shares are not taken into consideration in relation to the payment of dividends and voting at shareholders' meetings.

This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interes
t in, or a
change to their interest in, BP p.l.c. under the FSA's Disclosure and Transparency Rules.

Exhibit 3.5

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 1 July 2008

We were advised on
30

June
 2008
 by
The Bank of New York Mellon
 that the following Directors of BP p.l.c. received the numbers of BP ADSs
(ISIN no.
US0556221044)
shown opposite their names below on
9

June
 2008
 @ $
70
.
3059

per ADS under the Company's
US
 dividend reinvestment plan:-

Mr. E.B. Davis, Jr

85
.
0328
 ADSs

                          (equivalent to approximately
5
10
 Ordinary shares)

Mr. I.C. Conn

8
1
.
1977
 ADSs

                          (equivalent to approximately
487
 Ordinary Shares)

This notice is given in fulfilment of the obligations under section 324(5) of the Companies Act 1985 and DR3.1.4 (1)(a)R.

Exhibit 3.6

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 2 July 2008

BP p.l.c. announces that on 1 July 2008, it purchased for cancellation 1,200,000 ordinary shares at prices between 572.50 pence and 582.75 pence per share.

Following the above transaction BP p.l.c. holds 1,905,578,464 ordinary shares in Treasury, and has 18,803,729,091 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 3.7

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 3 July 2008

BP p.l.c. announces that on 2 July 2008, it purchased for cancellation 1,300,000 ordinary shares at prices between 562.50 pence and 570.00 pence per share.

BP p.l.c. also announces that on 2 July 2008 it transferred to participants in its employee share schemes 5,562 ordinary shares at prices between 386.00 pence and 500.00 pence. These shares were previously held as treasury shares.

Following the above transactions BP p.l.c. holds 1,905,572,902 ordinary shares in Treasury, and has 18,802,449,953 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 3.8

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 4 July 2008

BP p.l.c. announces that on 3 July 2008, it purchased for cancellation 1,400,000 ordinary shares at prices between 551.50 pence and 561.00 pence per share.

Following the above transaction BP p.l.c. holds 1,905,572,902 ordinary shares in Treasury, and has 18,801,194,793 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 3.9

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 4 July 2008

BP p.l.c. was
 advised
on
3 July
 2008
, by
Equiniti
 that
Mr. I.C. Conn
, a
 Director of BP p.l.c. received
313 BP Ordinary shares
(ISIN number GB0007980591) on
13 June
 2008
 @ £
5.
9672
 per share,
through the BP Dividend Reinvestment Plan
.

This notice is given in fulfilment of the obligations under D
T
R3.1.4 (1)(a)R.

Exhibit 4.0

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 4 July 2008

BP p.l.c. was
 advised
on

3 July
 2008
 by
BP Employee Share Schemes (Jersey) Ltd., T
rustees of the BP Employee Share Ownership Plan
s
,

that
the following senior executives (persons discharging managerial responsibility) received the numbers of BP ADSs (ISIN no.
US0556221044)
shown opposite their names on
9 June
 2008 at
 US$
70.60
 per ADS as a result of reinvestment of dividends on shares held by them in the Plans:-

Ms S. Bott

181.18
 BP ADSs (equivalent to
approximately
1,087

Ordinary Shares)
Mr R. Malone

289.814
 ADSs (equivalent to
approximately
1,739
 Ordinary Shares)

This notice is given in fulfilment of the obligations under DTR3.1.4 (1)(a)R.

Exhibit 4.1

BP p.l.c. - Blocklisting Interim Review
BP p.l.c. - 4 July 2008

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an
ris
.

Date:
 _4 JULY_2008

Name of applicant :		BP PLC
Name of scheme:		THE EXECUTIVE SHARE OPTION SCHEME
Period of return:	From:	1 JANUARY 2008	To:	30 JUNE 2008
Balance of unallotted securities under scheme(s) from previous return:		56,969,531
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		24,139,384
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		32,830,147

Name of contact:	MICHELLE HOLT
Telephone number of contact:	020 7496 2102

Exhibit 4.2

BP p.l.c. - Blocklisting Interim Review
BP p.l.c. - 4 July 2008

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an
ris
.

Date:
4 JULY 2008

Name of applicant :		BP PLC
Name of scheme:		THE BP GROUP SAVINGS RELATED SHARE OPTIONS
Period of return:	From:	1 JANUARY 2008	To:	30 JUNE 2008
Balance of unallotted securities under scheme(s) from previous return:		11,754,180
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		11,754,180

Name of contact:	MICHELLE HOLT
Telephone number of contact:	020 7496 2102

      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                                                        BP p.l.c.
                                                                                                                                                                                       (Registrant)
Dated:   07 July 2008                                                                                                                                                J.                                                                                                                                                                                                                                                               /s/  D. J. PEARL
                                                                                                                                                                                        D. J. PEARL
                                                                                                                                                                                                                                                                                                                                          Deputy Company Secretary